SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS' MEETING
OPENED ON JULY 26, 2023 AND CLOSED ON AUGUST 14, 2023

I.	Date, Time and Place: Opened on July 26, 2023, at 11:00 a.m., and closed on August 14, 2023, at 11:00 a.m., exclusively digitally, considered as held at the headquarters of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/nº, Entrance 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the city and State of São Paulo.
II.	Call Notice and Attendance: The call was made pursuant to the Company's Bylaws ("Bylaws"), with the following members of the Company's Board of Directors attending, namely: Mrs. Marcela de Paiva Bomfim Teixeira, Mr. Germán Pasquale Quiroga Vilardo, Mr. Philipp Michael Schiemer and Mr. Anmol Bhargava. Also present was Mr. Renato Chiodaro, chairman of the Fiscal Council of the Company.
III.	Chair: Mrs. Marcela de Paiva Bomfim Teixeira chaired the meeting and invited Mrs. Renata Domingues da Fonseca Guinesi to act as secretary.
IV.	Agenda: Discuss and resolve on (i) the issuance of warrants for the subscription of preferred, nominative, book-entry shares, with no par value and no voting rights, except as provided for in the Bylaws, issued by the Company; and (ii) authorization to the Company's Officers to perform any and all acts and sign all documents necessary or convenient for the matter set forth in item “i” above.
V.	Suspension and Resolutions: Having verified the attendance quorum and validly installed this meeting, the works were opened on July 26, 2023, and at the request of the members of the Board of Directors to further examine the matters to be resolved, the meeting was suspended and resumed on August 14, 2023, the members of the Board of Directors present, unanimously, without any restrictions, resolved to:
(i)	approve the issuance of up to 1,891,497,584 (one billion, eight hundred ninety-one million, four hundred ninety-seven thousand, five hundred eighty-four) warrants for the subscription of preferred shares, registered, book-entry, with no par value and no voting rights, except as provided for in the Bylaws (“Warrants”). The Warrants will have the following main characteristics and conditions, which are described in detail in Annex I to these minutes and in the notice to shareholders to be duly and timely disclosed by the Company in accordance with the applicable rules (“Notice to Shareholders”):
(a)	Subscription Price of the Warrants. The subscription price of each Warrant is BRL 5.84 (five Brazilian reais and eighty-four Brazilian cents) (“Warrant Price”), which was set based on the evaluation of the fair value of the Warrants, taking into account the period of exercise of the Warrants up to March 2, 2028. The payment of the Warrant Price must be made in cash in national currency on the subscription date, upon deposit of funds related to the value of the subscription of the Warrants, according to the value obtained by multiplying the quantity of Warrants subscribed by the Warrant Price. The Company's management was advised by Evercore Group LLC and Apsis Consultoria Empresarial Ltda. issued a fairness opinion confirming the calculation for the Warrant Price.

(b)	Form and Custody. The Warrants will be book-entry and held in custody at Itaú Corretora de Valores S.A.
(c)	Preemptive Rights. The Company's shareholders holding shares on August 17, 2023 (“Record Date”) will be assured the preemptive right to subscribe for the Warrants, pursuant to the sole paragraph of article 77 and item “b” of paragraph 1st of article 171 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporations Law”) and pursuant to the terms detailed in the Notice to Shareholders. Shares acquired from August 18, 2023 (including) will not be entitled to preemptive right to subscribe for the Warrants. The Company's shareholders holding preferred shares will be entitled to subscribe for 4.52268204173 Warrants for each 1 (one) preferred share they hold on Record Date. The Company's shareholders holding common shares will be entitled to subscribe for 0.12921948690 Warrants for each 1 (one) common share they hold on the Record Date. The preemptive right must be exercised in the form of the Notice to Shareholders.
(d)	Assignment of Rights by the Controlling Shareholders. The controlling shareholders will freely assign their respective preemptive rights for the subscription of the Warrants to GOL Equity Finance, which, in turn, assumed the commitment to subscribe all related Warrants.
(e)	Partial Ratification. Partial ratification of the Warrants will be allowed, provided that at least 991,951,681 (nine hundred ninety-one million, nine hundred fifty-one thousand, six hundred eighty-one) Warrants are subscribed, provided that, (1) in view of the commitment of GOL Equity Finance mentioned above, this requirement is already fulfilled; e (2) there will be no subscription round for remaining Warrants. Shareholders who subscribe for Warrants may choose to condition their decision on the respective subscription bulletin, under the terms detailed in the Notice to Shareholders.
(f)	Opinion of the Fiscal Council. The members of the Company's Fiscal Council, at a meeting opened on July 24, 2023, and closed on August 14, 2023, analyzed the Company’s management proposal at to the issuance of the Warrants and, based on the documents analyzed, are favorable to the approval of the respective issuance.
(ii)	Authorize the Officers to take all other appropriate measures and to practice any and all acts and sign all documents required for the issuance of the Warrants and implement the other acts of the transaction approved in item “i”, including but not limited to, execute the documents required for its formalization, make the publications and disclosure required by the applicable laws and regulations and authorize the cancellation of Warrants that eventually are not subscribed.
VI.	Suspension of the Meeting and Drawing-up of the Minutes: The word was offered to whoever might wish to use it and, as no one did, the work was suspended for the time necessary for the drawing up of these minutes, which, once the work was reopened, were read, checked, and signed by those present.

VII.	Signatures: Chair: Ms. Marcela de Paiva Bomfim Teixeira - Chairman; Ms Renata Domingues da Fonseca Guinesi – Secretary; Members of the Board of Directors present: Mrs. Marcela de Paiva Bomfim Teixeira, Mr. Germán Pasquale Quiroga Vilardo, Mr. Philipp Michael Schiemer and Mr. Anmol Bhargava. Chairman of the Fiscal Council of the Company: Mr. Renato Chiodaro.

I hereby certify that this is a true copy of the minutes drawn up in the proper book.

São Paulo, July 26, 2023 / August 14, 2023.

Marcela de Paiva Bomfim Teixeira Chairman	Renata Domingues da Fonseca Guinesi Secretary

EXHIBIT I
TERMS AND CONDITIONS OF THE WARRANTS

1                 GENERAL CHARACTERISTICS OF THE WARRANTS

(a)	Warrant Issuance. Each Warrant was issued by Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) pursuant to approval granted by the meeting of the Board of Directors opened on July 26, 2023 and closed on August 14, 2023 and may be subscribed to by shareholders of the Company (“Holder”) by payment of the subscription price of BRL 5.84 (five Brazilian reais and eighty-four Brazilian cents), pursuant to article 77 of Law No. 6,404 of December 15, 1976, as amended.
(b)	Type and Number of Warrant Shares. Each Warrant grants the Holder the right to subscribe and pay-in to 1 (one) new book-entry preferred share, with no par value, issued by the Company (“Preferred Share”) (subject to adjustment as set forth below) (“Warrant Share”), without the need for any other formality, except as expressly set forth herein, representing an initial conversion ratio of 1 : 1 (i.e., one Warrant Share per each Warrant) (the “Conversion Ratio”). The Conversion Ratio shall be adjusted in accordance with item 4 below, in the event of any Adjustment Event.
(c)	Characteristics of the Preferred Shares. Preferred Shares shall not grant the right to vote, except for the matters listed below, and such preferences and advantages comprise:
(1)	priority over common shares, with no par value, issued by the Company (“Common Shares”) in the capital reimbursement, in case of the Company’s liquidation, in the total amount for each Preferred Share corresponding to the division of the Company’s capital stock by the total number of shares issued by the Company, multiplied by 35 (thirty-five).
(2)	the right to be included in any public offering resulting from disposition of control, under the same conditions and at the price paid for each share equivalent to 35 (thirty-five) times the price for each Common Share paid to the selling controlling shareholder (as defined in the regulations of Corporate Governance Level 2 of B3 S.A. - Brasil, Bolsa, Balcão, "Regulation" and "B3", respectively);
(3)	the right to receive dividends in the rate of 35 (thirty-five) times the value of dividends paid to each Common Share; and
(4)	the right to receive, in the event of the Company’s liquidation, after the priority reimbursement of capital and reimbursement of Common Shares, at the ratio of 35 (thirty-five) times the amount attributed to each common share at the time of distribution of any remaining funds attributable to the Company’s shareholders.

Preferred Shares shall grant the right to vote in any resolutions of the General Shareholders’ Meeting in the event of any matter listed below (“Special Matters”).

(1)	transformation, merger, spin-off and amalgamation of the Company;

(2)	approval of agreements between the Company and its controlling shareholder (as set forth in the Regulation), directly or through third parties, as well as with other companies in which the controlling shareholder holds an interest, whenever, as a result of legal or statutory provisions, the matter is to be resolved at a General Shareholders’ Meeting;
(3)	valuation of assets destined to a capital increase of the Company;
(4)	appointment of the specialized institution or company that will determine the Company's economic value, as defined in item 10.1.1. of the Regulation;
(5)	change in the Company’s corporate purpose;
(6)	amendment or revocation of any statutory provisions that modify any of the requirements in item 4.1 of the Regulation, provided that this voting right will remain as long as the Corporate Governance Level 2 Agreement is valid (as defined in the Regulation);
(7)	amendment or revocation of articles 12 to 16, 18, paragraphs 3rd, 5th and 6th, and 36 to 38 and 50 of the Company’s bylaws; and
(8)	any amendments to the voting rights established in the Special Matters and any amendments to paragraphs 5th and 8th of article 5th of the Company’s bylaws.

2       EXERCISE OF THE WARRANT

(a)	Exercise Period. The right of each Warrant shall be exercisable by the Holder at any time beginning on August 18, 2023 and ending on March 2, 2028 (“Exercise Period”).
(b)	Warrant Exercise. The right of each Warrant will only be exercisable by the Holder once, with regards to the totality (and no less than the totality) of the Warrant Shares. The Holder shall exercise irrevocably and irreversibly its rights under each Warrant upon delivery of a written notice to the Company, within the Exercise Period (“Exercise Notice”).
(c)	Warrant Cancellation. The Warrant shall be automatically cancelled if the Holder fails to exercise the Warrant within the Exercise Period.
(d)	Exercise Price. The exercise price of the right of each Warrant per Warrant Share shall initially be BRL 5.82 (five Brazilian reais and eighty-two Brazilian cents) and may be adjusted from time to time as set forth below (as adjusted, the “Exercise Price”). The Exercise Price may be paid by the Holder in cash or by assignment of credits against the Company, including any indebtedness guaranteed by the Company.

3       SUBSCRIPTION OF THE WARRANT SHARES

(a)	Subscription of the Warrant Shares. In the event that the Holder delivers a valid and timely Exercise Notice to exercise its subscription right under a Warrant, the Holder shall subscribe the Warrant Shares within 5 (five) Business Days counted as of the delivery of the Exercise Notice, and shall pay the Exercise Price upfront, simultaneously with the subscription act (“Subscription Date”). The Company shall provide to the Holder, directly or throughout the bookkeeper of the Company’s shares, any forms or other documents that may be required for subscription to the Warrant Shares.

(b)	Delivery of the Warrant Shares. The Warrant Shares will be delivered to the Holder within 5 (five) Business Days counted from the Subscription Date by the bookkeeper of the Company’s shares, provided that the Holder shall deliver all supplemental documentation required by the bookkeeper for this purpose.
(c)	Characteristics of Warrant Shares. The Warrant Shares shall have the same political and economic rights and the same advantages and benefits attributed to the Company’s Preferred Shares on the date of issuance of the Warrant Shares.
(d)	Capital Remuneration. The Warrant Shares, when issued, shall be entitled to receive in full any dividends or interest on equity capital (or other remunerations), and any other remuneration on capital which may be declared by the Company as from the date of the issuance of the Warrant Shares, and to all rights and benefits attributed to the Company’s shareholders, on the same terms and conditions applicable to the Company’s other Preferred Shares as from the issuance date of the Warrant Shares.

4       ANTI-DILUTION

During the Exercise Period, the Exercise Price and the Conversion Ratio are subject to the adjustments arising from the implementation of the following corporate events ("Adjustment Events"), subject to the rules set forth herein:

(i)	First Adjustment Event. In the event of (i) termination of the listing for trading of the Preferred Shares on the B3; or (ii) deregistration of GLAI as a publicly held company (companhia aberta) with the CVM (“GLAI Going Private Process”) and if, prior to the date on which the process is concluded (“GLAI Going Private Date”), the Company exclusively issues Preferred Shares as a dividend or distribution in relation to the Preferred Shares, or effects a share split or combination of the Preferred Shares, the Exercise Price shall be adjusted based on the following formula:

where,
“EP final”

means the adjusted Exercise Price in effect immediately after the date on which the Preferred Shares start to be traded ex-rights of receiving such dividends or other distribution; or the date on which the Preferred Shares start to be traded in the normal course reflecting a share split or combination of Preferred Shares, as the case may be;

“EP initial”

means the Exercise Price in force immediately before the date on which the Preferred Shares start to be traded ex-rights of receiving such dividends or the other distribution; or the date on which the Preferred Shares start to be traded in the normal course reflecting a share split or combination of Preferred Shares, as the case may be;

“PN initial”

means the number of Preferred Shares existing immediately before the date on which the Preferred Shares start to be traded ex-rights of receiving such dividends or the other distribution; or the date on which the Preferred Shares start to be traded in the normal course reflecting a share split or combination of Preferred Shares, as the case may be, excluding the effects of the Adjustment Event;

“PN final”

means the number of Preferred Shares existing immediately after the date on which the Preferred Shares start to be traded ex-rights of receiving such dividends or other distribution; or the date on which the Preferred Shares start to be traded in the normal course reflecting a share split or combination of Preferred Shares, as the case may be, considering the effects of the Adjustment Event.

If any dividend or distribution pursuant to the Adjustment Event provided for in this item "(i) First Adjustment Event" is declared but is not paid or realized, the Exercise Price shall be immediately readjusted, effective as of the date on which the Board of Directors of the Company approves the non-payment of such dividend or distribution, so that the applicable Exercise Price shall be that which would have been in effect if such dividend or distribution had not been declared.

(ii)	Second Adjustment Event. In the event of GLAI Going Private Process and if, prior to GLAI Going Private Date, the Company issues to all or substantially all holders of Preferred Shares (directly or in the form of ADSs), any rights, options or warrants (except with respect to issuances under a stockholder rights plan, as long as such rights have not been segregated from the Preferred Shares) which in any case guarantee the right for holders of Preferred Shares to subscribe to or purchase new Preferred Shares (directly or in the form of ADSs) within 45 (forty-five) days from the announcement date of the issuance at a price per Preferred Share that is less than the average price of the Last Reported Sale Prices of the Preferred Shares during the period of 10 (ten) consecutive Trading Days ending on the Trading Day immediately preceding the date of the announcement of such issuance (“Extraordinary Rights”), the Exercise Price shall be adjusted based on the following formula:

where,
“EP final”	means the Exercise Price, in force immediately before the date on which the Preferred Shares start to be traded ex-rights due to the aforementioned Adjustment Event;
“EP initial”

means the Exercise Price in force immediately before the date on which the Preferred Shares start to be traded ex-rights of receiving such dividends or the other distribution; or the date on which the Preferred Shares start to be traded in the normal course reflecting a share split or combination of Preferred Shares, as the case may be;

“PN initial”	means the number of Preferred Shares existing immediately before the date that the Preferred Shares start to be traded ex-rights due to the aforementioned Adjustment Event;

“X”	means the total number of Preferred Shares (directly or in the form of ADSs) to be delivered as a result of such rights, options or warrants; and
“Y”	means the number of Preferred Shares equal to (a) the aggregate price payable for the exercise of such rights, options or warrants, divided by (b) the quotient between (i) the average of the Last Reported Sale Prices of Preferred Shares over the period of 10 (ten) consecutive Trading Days ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants, and (ii) the number of Preferred Shares then represented by 1 (one) ADS (in case ADSs are issued).

Any adjustment made under this item “(ii) Second Adjustment Event” shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the open of business on the ex-right date for such issuance. In the event such Extraordinary Rights are not exercised during the exercise period or the Preferred Shares (directly or in the form of ADSs) are not delivered after the exercise of such rights, options or warrants, the Exercise Price adjustment shall be readjusted considering the application of the formula above where “Y” will be the number of the Preferred Shares effectively delivered (directly or in the form of ADSs) as a result of the Extraordinary Right.

If any of the rights, options or warrants provided for in this item "(ii) Second Adjustment Event" are not issued, or if such rights, options or warrants are not exercised within their respective exercise periods, the Exercise Price shall be immediately readjusted (in the case of non-issuance of any rights, options or warrants, with effect from the date on which the Board of Directors of the Company approves the non-issuance), so that the applicable Exercise Price is that which would have been in effect if such issuance had not occurred.

In determining whether any rights, options or warrants entitle their holders to subscribe to or purchase Preferred Shares (directly or in the form of ADSs) at a price per Preferred Share that is less than the average of the Last Reported Sale Prices of the Preferred Shares for the period of 10 (ten) consecutive Trading Days ending on the Trading Day immediately preceding the date of announcement of such Adjustment Event, inclusive, and in determining the aggregate offering price of such Preferred Shares (directly or in the form of ADSs), it shall be considered any amount received by the Company for such rights, options or warrants and any amount paid for the exercise or conversion thereof, the amount of such amount, if not paid in cash, to be determined by the Company's Board of Directors.

(iii)	Third Adjustment Event. In the event of GLAI Going Private Process and if, prior to GLAI Going Private Date, the Company distributes (a) shares of its capital stock, participations, acquisition rights, warrants, options or any other securities representing an equity interest in the Company's capital stock; (b) securities or other instruments representing indebtedness; (c) other property, assets or rights; or (d) rights, options or warrants for the acquisition of other securities, to all or substantially all of the holders of Preferred Shares (directly or in the form of ADSs) in all of the cases above; or (d) rights, options or warrants for the acquisition of other securities, to all or substantially all of the holders of Preferred Shares (directly or in the form of ADSs) in all of the cases above, excluding (i) dividends, distributions or issuances (including share splits) under the terms of items "(i) First Adjustment Event" or "(ii) Second Adjustment Event" above; (ii) dividends or distributions to be paid exclusively in cash under the terms of item "(v) Fifth Adjustment Event" below; and (iii) delivery of Affiliate Shares (as defined below), the Exercise Price shall be adjusted based on the following formula:

where,
“EP final”	means the adjusted Exercise Price, in force immediately after the date on which the Preferred Shares start to be traded ex-rights due to the aforementioned Adjustment Event;
“EP initial”	means the Exercise Price, in force immediately before the date on which the Preferred Shares start to be traded ex-rights due to the aforementioned Adjustment Event;
“SP initial”

means the average of the Last Reported Sale Prices of the Preferred Shares over the 10 (ten) consecutive Trading Day period ending on the Trading Day immediately before the date on which the Preferred Shares start to be traded ex-rights due to the aforementioned Adjustment Event; and

“FMV”	means the fair market value (as determined by the Company’s Board of Directors) of the shares, properties, assets or rights described in this Adjustment Event and delivered to each holder of Preferred Shares (directly or in the form of ADS) on the date on which the Preferred Shares start to be traded ex-rights due to the Adjustment Event.

If any distribution under the terms of the Adjustment Event provided for in this item "(iii) Third Adjustment Event" is not paid or made, the Exercise Price shall be immediately readjusted, effective as of the date on which the Board of Directors of the Company approves the non-payment of such distribution, so that the applicable Exercise Price is that which would have been in effect if such distribution had not been declared.

(iv)	Fourth Adjustment Event. In case the Company performs any of the Adjustment Events described in item (iii) above that results the payment of a dividend or other distribution in respect of the Preferred Shares (directly or in the form of ADS) of any type or class, or other similar securities issued by or related to a Subsidiary of the Company, an Affiliate or another business unit of the Company, which are (or, at the time of their issuance, will be) listed or admitted for trading on a national U.S. stock exchange (directly or in the form of ADS) (“Affiliate Shares"), the Exercise Price shall be adjusted based on the following formula:

where,
“EP final”	means the adjusted Exercise Price, in force immediately after the end of the Valuation Period (as defined below);
“EP initial”	means the Exercise Price, in force immediately before the end of the Valuation Period;
“FMV initial”

means, with regard to the Affiliate Shares, the average of the Last Reported Sale Prices of the Affiliate Shares (determined by reference to the definition of Last Reported Sale Price of the Preferred Shares), considering the Affiliate Shares received for each Preferred Share (directly or in the form of ADS), over the period of 10 (ten) consecutive Trading Days starting on and including the date on which the Preferred Shares start to be traded ex-rights due to the Adjustment Event (“Valuation Period”); and

“MP initial”	means the average of the Last Reported Sale Prices of the Preferred Shares during the Valuation Period.

If the Adjustment Event provided for in this item "(iv) Fourth Adjustment Event" does not occur, the Exercise Price shall be immediately readjusted, effective as of the date on which the Company's Board of Directors approves the non-consummation of the Adjustment Event, so that the applicable Exercise Price is that which would have been in effect if such dividend or distribution had not been declared.

For the purposes of "(iii) Third Adjustment Event" and "(iv) Fourth Adjustment Event", the rights, options or warrants distributed by the Company to all holders of Preferred Shares (directly or in the form of ADSs) entitling them to subscribe for or acquire securities representing the share capital of the Company, including the Preferred Shares, which until the occurrence of specific events ("Conditions"): (i) are deemed to be transferred with such Preferred Shares (directly or in the form of ADSs); (ii) are not exercisable; and (iii) are also issued in respect of future issuances of Preferred Shares (directly or in the form of ADSs), shall be deemed not to have been distributed for the purposes of the “(iii) Third Adjustment Event” and “(iv) Fourth Adjustment Event” (and no adjustment to the Exercise Price pursuant to the "(iii) Third Adjustment Event" and "(iv) Fourth Adjustment Event" shall be required) until the implementation of the first of the Conditions, at which time such rights, options or warrants shall be deemed to be distributed and an adjustment (as applicable) to the Exercise Price shall be made pursuant to "(iii) Third Adjustment Event" and "(iv) Fourth Adjustment Event", as applicable.

If any of such rights, options or warrants, including any existing rights, options or warrants distributed prior to this date, are subject to events upon the occurrence of which such rights, options or warrants become exercisable to permit the acquisition of different securities representing indebtedness or other assets, the date of occurrence of each such event shall be deemed to be the distribution date and the ex-rights date with respect to the new rights, options or warrants with such rights (at which time the existing rights, options or warrants shall be deemed to have expired if not exercised by any of their holders).

Additionally, in the event of any distribution of rights, options or warrants, of any implementation of a Condition or of any other event (pursuant to the paragraph above) with respect to any distribution of rights, options or warrants which has been taken into account for the calculation of a distribution amount for which an adjustment to the Exercise Price has been made pursuant to items "(iii) Third Adjustment Event" and "(iv) Fourth Adjustment Event" above, (i) in the event any such rights, options or warrants are acquired by the Company prior to exercise by their respective holders (a) the Exercise Price shall be readjusted to consider that such rights, options or warrants have not been issued; and (b) the Exercise Price will be further adjusted to give effect to such distribution, or the implementation of the Condition, as the case may be, as if it were a cash distribution, equivalent to the price per Preferred Share received by a holder or holders of Preferred Shares (directly or in the form of ADSs) in respect of such rights, options or warrants (assuming such holder has retained such rights, options or warrants) made to all holders of Preferred Shares (directly or in the form of ADSs) on the date of such acquisition; and (ii) if any such rights, options or warrants have expired without being exercised by any holder thereof, the Exercise Price shall be adjusted as if such rights, options and warrants had not been issued.

For purposes of items "(i) First Adjustment Event", "(ii) Second Adjustment Event", "(iii) Third Adjustment Event" and "(iv) Fourth Adjustment Event", if any dividend or distribution to which items "(iii) Third Adjustment Event" or "(iv) Fourth Adjustment Event" are applicable also includes:

(i)	a dividend or distribution of Preferred Shares (directly or in the form of ADSs) to which the item "(i) First Adjustment Event" is applicable (an "Item I Distribution"); and/or
(ii)	a dividend or distribution of rights, options or warrants to which the item "(ii) Second Adjustment Event" is applicable (an "Item II Distribution"),

then, in either case, (a) such dividend or distribution, other than an Item I Distribution or an Item II Distribution, shall be deemed to be a dividend or distribution to which items "(iii) Third Adjustment Event" and "(iv) Fourth Adjustment Event" shall be applicable, as the case may be (an "Items III and IV Distribution") and any Exercise Price adjustment required by items "(iii) Third Adjustment Event" and "(iv) Fourth Adjustment Event" with respect to such Items III and IV Distribution shall be made, and (b) the Item I Distribution and the Item II Distribution shall be deemed to occur immediately following the Items III and IV Distribution and any adjustment to the Exercise Price required by items "(i) First Adjustment Event" and "(ii) Second Adjustment Event" shall be made unless, as determined by the Company (1) the ex-rights date of the Item I Distribution and the Item II Distribution shall be deemed to be the ex-rights date of the Items III and IV Distribution; and (2) any Preferred Shares (directly or in the form of ADSs) included in the Item I Distribution or the Item II Distribution shall be deemed not to be "existing immediately before the date on which the Preferred Shares start to be traded ex-rights due to the relevant Adjustment Event" for the purposes of items "(i) First Adjustment Event" and "(ii) Second Adjustment Event”.

(v)	Fifth Adjustment Event. In the event of GLAI Going Private Process and if, prior to GLAI Going Private Date, any cash dividend or distribution is made to all or substantially all holders of Preferred Shares (directly or in the form of ADSs), the Exercise Price shall be adjusted based on the following formula:

where,
“EP final”	means the adjusted Exercise Price, in force immediately after the date on which the Preferred Shares start to be traded ex-rights due to the aforementioned Adjustment Event;
“EP initial”	means the Exercise Price, in force immediately before the date on which the Preferred Shares start to be traded ex-rights due to the aforementioned Adjustment Event;
“SP initial”

means the Last Reported Sale Price of the Preferred Shares on the Trading Date immediately before the date that the Preferred Shares start to be traded ex-rights due to the aforementioned Adjustment Event; and

“C”	means the amount in cash for each Preferred Share distributed by the Company to all or substantially all holders of Preferred Shares (directly or in the form of ADSs).

(vi)	Sixth Adjustment Event. In the event of GLAI Going Private Process and if, prior to GLAI Going Private Date, the Company or any of its Subsidiaries makes a payment in respect of a tender or exchange offer regarding the Preferred Shares (directly or in the form of ADSs), except for a tender or exchange offer in connection with the GLAI Going Private Process, to the extent that the amount of cash or any other consideration included in the payment per Preferred Share exceeds (i) the average of the Last Reported Sale Prices of the Preferred Shares over the period of 10 (ten) consecutive Trading Days commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (“Expiration Date”), divided by (ii) the number of Preferred Shares then represented by 1 (one) ADS (in case ADSs are issued), the Exercise Price shall be adjusted based on the following formula:

where,
“EP final”

means the adjusted Exercise Price, in force immediately after the close of business on the 10th (tenth) Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date;

“EP initial”	means the Exercise Price, in force immediately before the close of business on the 10th (tenth) Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date;
“AC”

means the aggregate amount in cash or other consideration (as determined by the Board of Directors of GLAI) paid or payable for Preferred Shares or ADSs, as the case may be, purchased or exchanged in the relevant tender offer or exchange;

“SP final”

means (i) the average of the Last Reported Sale Prices of the Preferred Shares over the period of 10 (ten) consecutive Trading Days commencing on, and including, the Trading Day next succeeding the Expiration Date, divided by (ii) the number of Preferred Shares then represented by one (1) ADS (in case ADSs are issued);

“PN initial”

means the number of Preferred Shares existing immediately before the Expiration Date (prior to giving effect to the purchase of all Preferred Shares accepted for purchase or exchange, or represented by all ADSs accepted for purchase or exchange, as the case may be, in such tender or exchange offer); and

“PN final”

means the number of Preferred Shares existing immediately after the Expiration Date (after considering the acquisition of all Preferred Shares accepted for purchase or exchange, or represented by all ADSs accepted for purchase or exchange, as the case may be, in such tender or exchange offer, without duplication).

If the Company or one of its Subsidiaries is obligated to purchase Preferred Shares or ADSs, as the case may be, as a result of any tender offer or exchange, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all or a portion of such purchases are rescinded, then the Exercise Price shall be again adjusted so that the applicable Exercise Price is that which would be in effect if such tender offer or exchange (i) had not been made; or (ii) had been made only in respect of the purchases that have been made.

(vii)	Adjustment in the Conversion Ratio. Upon the occurrence of any Adjustment Event, simultaneously to the adjustment to the Exercise Price, the Conversion Ratio shall be adjusted based on the following formula:

where,
“CR final”	means the adjusted Conversion Rate, in force immediately after the Adjustment Event;
“CR initial”	means the Conversion Rate, in force immediately before the Adjustment Event;
“EP final”	means the adjusted Exercise Price, in force immediately after the Adjustment Event; and
“EP initial”	means the adjusted Exercise Price, in force immediately before the Adjustment Event.

Except as provided for in this item 4, the Company shall not adjust the Exercise Price and the Conversion Ratio as a result of the issuance of Preferred Shares, or any other securities convertible into or exchangeable for Preferred Shares, or the right to subscribe for or acquire Preferred Shares, or any other securities convertible into or exchangeable for Preferred Shares.

The Exercise Price and Conversion Ratio will not be adjusted as a result of any other event, including, without limitation, (i) the issuance of Common Shares; (ii) the issuance of Preferred Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable in respect of any securities of the Company, or the investment of additional, optional amounts in Preferred Shares pursuant to any present or future plan; (iii) the issuance of Preferred Shares or the grant of options or rights to purchase Preferred Shares in accordance with any share-based compensation plans or programs applicable to employees, officers or consultants that have been, or will be, assumed by the GLAI Group; (iv) the issuance of Preferred Shares as a result of any options, warrants, rights or any other securities that have not been described in the subitem (iii) above and existing as of March 2, 2023; (v) the repurchase of Preferred Shares (directly or in the form of ADSs) other than pursuant to a tender or exchange offer referred to in item "(vi) Sixth Adjustment Event" including any structured or derivative transaction in accordance with a repurchase program approved by or to be approved by the Company's Board of Directors; and (vi) as applicable, due to the change in the face value of the Preferred Shares.

In case the application of the formulas established in this item 4 results in decimal values, the Company must follow the guidelines of the B3 and the CVM regarding rounding. In no event shall the Exercise Price be less than the face value of the Preferred Shares, if applicable.

For purposes of this item 4, the number of Preferred Shares existing at any time will not include Preferred Shares held in treasury by the Company (directly or in the form of ADSs) so long as no dividend or other form of distribution is made by the Company in respect of such Preferred Shares held in treasury (directly or in the form of ADSs), but will include the Preferred Shares issued pursuant to any certificates that may be issued in substitution for fractional shares of Preferred Shares, if the issuance of such certificates is authorized under applicable laws and regulations.

In the event of GLAI Going Private Process and if, on or after the GLAI Going Private Date, there is any increase in the amount or value of the capital stock of GLAI as a result of a recapitalization, merger, consolidation, conversion of class or type, redesignation or subdivision of the capital stock of GLAI, delivery or issuance of securities or any other increase in the par value of securities issued by way of capitalization of profits or reserves, the issuance of any options, warrants or any other rights to subscribe for or purchase equity securities or any securities which under the terms of issue carry (directly or indirectly) rights of conversion into, exchange or subscription for, or the right to otherwise acquire, any equity securities (or the grant of any such rights in respect of existing securities so issued), any cancellation, purchase or redemption of equity securities or any reduction (including, without limitation, reduction in par value) or repayment of equity securities by the Company (excluding in respect of any deferred shares), distribution of Affiliate Shares, tender offer or exchange of Preferred Shares (directly or in the form of ADSs), conversion or reclassification of shares, then the Exercise Price shall be adjusted as determined by an investment bank or an independent accounting firm of international recognition and with experience in capital markets transactions; except that, unless there is no other subsequent Adjustment Event, the Company shall only be required to make an adjustment pursuant to this paragraph if such adjustment would result in a change of at least 1% (one percent) of the Exercise Price.

5       ENCUMBRANCES

The Holder shall not permit any Encumbrance on the Warrant.

6       DEFINITIONS

For all purposes, the following expressions and defined terms beginning with a capital letter, both singular and plural, masculine or feminine, shall have the meanings indicated below:

“ADS” means the American Depositary Shares of the Company each representing 2 (two) Preferred Shares.

“Affiliate” means, with respect to any specified Person, (i) any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such specified Person; or (ii) any other Person who is a director or officer (a) of such specified Person; (b) of any Subsidiary of such specified Person; or (c) of any Person described in clause (i) above. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Trading Day” means a day on which (i) trading in the Preferred Shares (or other security for which a closing sale price must be determined) generally occurs on a stock exchange applicable to the Company or, if the Preferred Shares (or such other security, as applicable) are not then listed on such stock exchange, on the principal other market on which the Preferred Shares (or such other security) are then traded; and (ii) a Last Reported Sale Price of the Preferred Shares (or closing sale price for such other security, as applicable) is available on such securities exchange or market; provided that if the Preferred Shares (or such other security, as applicable) are not so listed or traded, “Trading Day” means a Business Day.

“Business Day” means any day other than a Saturday, a Sunday or a legal holiday in Brazil, England and Wales, the State of New York or Luxembourg or a day on which banking institutions or trust companies are authorized or required by Law to close in the City of New York, London, São Paulo, Brazil, or Luxembourg.

“Encumbrances” means any encumbrance, lien, burden, charges or similar.

“GLAI Group” means GLAI and all of its direct and indirect Subsidiaries.

“Last Reported Sale Price” means, with respect to the Preferred Shares, on any date, the closing sale price per Preferred Share on such date (or if no closing sale price per Preferred Share is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the B3. If the Preferred Shares are not listed for trading on the B3 or a U.S. national securities exchange on the relevant date, the “Last Reported Sale Price” shall be the closing sale price per Preferred Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date reported in composite transactions for the principal Brazilian or U.S. national securities exchange on which the Preferred Shares are traded. If the Preferred Shares are not listed in a principal Brazilian or U.S. national securities exchange, the “Last Reported Sale Price” shall be the last quoted bid price for the Preferred Shares in the over-the-counter market on the relevant date as reported by the Central de Custódia e de Liquidação Financeira de Títulos - CETIP or a similar organization. If the Preferred Shares are not quoted in the over-the-counter market on the relevant date, the “Last Reported Sale Price” shall be the average of the mid-point of the last bid and ask prices for the Preferred Shares on the relevant date from each of at least three internationally recognized independent investment banking firms selected by GLAI for this purpose. Any price of the Preferred Shares (or such other security) not in Brazilian currency (reais) shall be converted by applying the PTAX rate published by the Central Bank of Brazil on such trading day or on the Business Day immediately preceding such date.

“Person” means an individual, a corporation, a partnership, a limited liability company, a protected series of a limited liability company or a limited partnership, an association, a trust or any other entity or a government or political subdivision or an agency or instrumentality thereof.

“Subsidiary” means, in respect of any specified Person, any corporation, association, partnership or other business entity of which more than 50% (fifty per cent) of the total voting rights of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the appointment of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer